UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15
______________________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-03863
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Aviation Communications and Surveillance Systems 401(k) Plan
(Exact name of registrant as specified in its charter)
______________________

Aviation Communication & Surveillance Systems, LLC
19810 North 7th Avenue,
Phoenix, AZ 85027

Telephone number: (623) 445-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Aviation Communications & Surveillance Systems 401(k) Plan
(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share, of L3Harris Technologies, Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* Effective March 28, 2025, L3Harris Technologies, Inc. completed the sale of its Commercial Aviation Solutions business (the “Divestiture”), including the sale of Aviation Communication & Surveillance Systems, LLC, sponsor of the Aviation Communications and Surveillance Systems 401(k) Plan (the “Plan”). As a result of the Divestiture, the L3 Harris Technologies, Inc. Stock Fund within the Plan was terminated, and interests in the Plan, which previously constituted securities registered under the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 12h-3(b)(1)(i), this Form 15 is being filed to reflect the suspension of the Plan’s duties to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Aviation Communications and Surveillance Systems 401(k) Plan has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 30, 2025

Aviation Communications and Surveillance Systems 401(k) Plan
By:	/s/ Ruben Yanez
Ruben Yanez, Authorized Signatory

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